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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                                (Amendment No. 1)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------


                          ILLINOIS CENTRAL CORPORATION
                         (Exact name of Subject Company)

                            CANADIAN NATIONAL RAILWAY
                                     COMPANY

                           BLACKHAWK MERGER SUB, INC.
                                    (Bidders)

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                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                             -----------------------

                                    896215100
                     (CUSIP Number of Class of Securities)

                             -----------------------

                            Jean Pierre Ouellet, Esq.
                            Canadian National Railway
                                     Company
                         935 de La Gauchetiere St. West
                            Montreal, Quebec, Canada
                                     H3B 2M9
                                 (514) 399-6569
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             -----------------------

                                 With Copies to:

Winthrop B. Conrad, Jr., Esq.                        John G. Finley, Esq.
   David W. Ferguson, Esq.                           Allan Schwartz, Esq.

    Davis Polk & Wardwell                         Simpson, Thacher & Bartlett
     450 Lexington Avenue                            425 Lexington Avenue

   New York, New York 10017                        New York, New York 10017
        (212) 450-4000                                  (212) 455-2000

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     This Amendment No. 1 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 originally filed on February 13, 1998 (the "Schedule 14D-1") by Canadian National Railway Company, a Canadian corporation ("Parent"), and Balckhawk Merger Sub Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase 46,051,761 of the issued and outstanding shares of Common Stock, $0.001 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of Illinois Central Corporation, a Delaware corporation (the "Company"), at a price of $39.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

     The item of the Schedule 14D-1 set forth below is hereby amended as follows:

Item 1.   Security and Subject Company

     (c) Item 1(c) is hereby supplemented and amended to incorporate by reference the information set forth under "6. Price Range of Shares; Dividends." in the Supplement dated March 2, 1998 to the Offer to Purchase (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(10).

Item 4.   Source and Amount of Funds of Other Consideration

     Item 4 is hereby supplemented and amended to incorporate by reference the information set forth in paragraph 2 under "INTRODUCTION" in the Supplement.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     Item 7 is hereby supplemented and amended to incorporate by reference paragraph 2 of the information set forth under "17. Certain Legal Matters; Regulatory Approval" in the Supplement.

Item 10.       Additional Information

     (b) and (c)    Item 10(b) and (c) is hereby supplemented and amended to
                    incorporate by reference the information set forth in paragraph 1 under "INTRODUCTION" and paragraph 1 under "17.
                    Certain Legal Matters; Regulatory Approvals" in the
                    Supplement.

     (e) Item 10(e) is hereby supplemented and amended to incorporate by reference the information set forth in paragraph 2 under "17. Certain Legal Matters; Regulatory Approvals" in the Supplement.

Item 11.       Material to be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following exhibits:

  (a)(10) Supplement dated March 2, 1998 to the Offer to Purchase dated February 13, 1998.

   (c)(5) Form of Amendment No. 1 dated as of March 4, 1998 to the Agreement and Plan of Merger dated as of February 10, 1998 among Parent, Purchaser and the Company.

   (g)(1) Complaint filed in Jay Spinner, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney and Illinois Central Corp., C.A. No. 16184-NC (Del. Ch. Ct., New Castle County, filed February 11, 1998).

   (g)(2) Complaint filed in Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation, Blackhawk Merger Sub, Inc. and Canadian National Railway Co., Defendants, C.A. No. 16191-NC (Del. Ch. Ct., New Castle County, filed February 13,
           1998).

   (g)(3) Complaint filed in Carlton Harris, Susan Harris, and A.F. Pearlman on behalf of themselves and all others similarly situated, Plaintiffs . Illinois Central Corporation, Gilbert Lamphere, E. Hunter Harrison, Samuel F. Pryor, IV, George D. Gould, Alexander P. Lynch, F. Jay Taylor, Alan H. Washkowitz, William B. Johnson, and John V. Tunney, Defendants, C.A. No. 16188-NC (Del. Ch. Ct., New Castle County, filed February 13, 1998).

   (g)(4) Complaint filed in Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation and Blackhawk Merger Sub, Inc., Defendants, Civil Action No. 98CH01972 (Ill. Cir. Ct., Chancery Div., Cook County, filed February 13, 1998).

   (g)(5) Memorandum of Understanding dated as of March 2, 1998 with certain law firms on behalf of the plaintiffs in the Actions, the Company, the members of the Company's Board of Directors, Parent and Blackhawk Merger Sub, Inc.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

March 2, 1998                           CANADIAN NATIONAL RAILWAY COMPANY


                                        By: /s/ Jean Pierre Ouellet
                                           -------------------------------
                                           Name:  Jean Pierre Ouellet
                                           Title: Chief Legal Officer and
                                                     Corporate Secretary

                                        BLACKHAWK MERGER SUB, INC.

                                        By: /s/ Jean Pierre Ouellet
                                           -------------------------------
                                           Name:  Jean Pierre Ouellet
                                           Title: President and Treasurer

                                  EXHIBIT INDEX

   Exhibit No.
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     (a)(10)        Supplement dated March 2, 1998 to the Offer to Purchase
                    dated February 13, 1998.

      (c)(5) Form of Amendment No. 1 dated as of March 4, 1998 to the Agreement and Plan of Merger dated as of February 10, 1998 among Parent, Purchaser and the Company.

      (g)(1)        Complaint filed in Jay Spinner, Plaintiff, against George D.
                    Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William
                    B. Johnson, Gilbert H. Lamphere, John V. Tunney and Illinois Central Corp., C.A. No. 16184-NC (Del. Ch. Ct., New Castle County, filed February 11, 1998).

      (g)(2)        Complaint filed in Susan Regan, Plaintiff, against George D.
                    Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William
                    B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation, Blackhawk Merger Sub, Inc. and Canadian National Railway Co., Defendants, C.A. No. 16191-NC (Del. Ch. Ct., New Castle County, filed February 13, 1998).

      (g)(3)        Complaint filed in Carlton Harris, Susan Harris, and A.F.
                    Pearlman on behalf of themselves and all others similarly situated, Plaintiffs. Illinois Central Corporation, Gilbert Lamphere, E. Hunter Harrison, Samuel F. Pryor, IV, George D. Gould, Alexander P. Lynch, F. Jay Taylor, Alan H. Washkowitz, William B. Johnson, and John V. Tunney, Defendants, C.A. No. 16188- NC (Del. Ch. Ct., New Castle County, filed February 13, 1998).

      (g)(4)        Complaint filed in Susan Regan, Plaintiff, against George D.
                    Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William
                    B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation and Blackhawk Merger Sub, Inc., Defendants, Civil Action No. 98CH01972 (Ill. Cir. Ct., Chancery Div., Cook County, filed February 13, 1998).

      (g)(5) Memorandum of Understanding dated as of March 2, 1998 with certain law firms on behalf of the plaintiffs in the Actions, the Company, the members of the Company's Board of Directors, Parent and Blackhawk Merger Sub, Inc.